UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: March 15, 2017

Dear Madam/Sir:

Pursuant to the provisions of Article 28 of the Single Text Order of the Securities Market Law and Resolution SMV 005-2014.SMV / 01, we hereby announce the following as a Relevant Update:

The Company received a letter, March 14, 2017, from the Association of Private Pension Funds (AFPs) proposing Mr. Marco Antonio Zaldivar García as a candidate for the Company’s Board of Directors and ratifying Mr. Felipe Ortiz de Zevallos Madueño for the position of Director.  In consideration of all other proposals received, and in accordance with the powers delegated by the Board of Directors, the Corporate Governance Committee today has unanimously approved this submission for approval at the Annual General Shareholders Meeting:

1. That the Company’s Board of Directors be comprised of nine (9) Directors and two (2) alternate Directors for the period 2017 – 2019. This period will end at the Annual General Shareholder’s Meeting to be held in the first quarter of the Year 2020, when the financial statements for the 2019 financial year will be approved.

2. The following list of candidates have been selected for the composition of the Board for the period 2017 - 2019, which will end at the Annual General Shareholder’s Meeting to be held in the first quarter of the Year 2020, when the financial statements for the 2019 financial year will be approved:

Directors:

1. Roberto Dañino Zapata
2. Carlos Heeren Ramos
3. Eduardo Hochschild Beeck
4. Raimundo Morales Dasso
5. Humberto Nadal Del Carpio
6. Hilda Ochoa-Brillembourg
7. Felipe Ortiz de Zevallos Madueño
8. Dionisio Romero Paoletti
9. Marco Antonio Zaldívar García

Alternate Directors:

1. Robert Patrick Bredthauer
2. Manuel Ferreyros Peña

The CVs of the selected candidates can be found on the Company's website (www.cementospacasmayo.com.pe/investors), except those of the candidates Carlos Heeren Ramos and Marco Antonio Zaldívar García, which are listed below:

Carlos Heeren Ramos
Mr. Heeren is Executive Director of the University of Engineering and Technology (UTEC) and TECSUP. He holds a bachelor's degree in economics from Universidad del Pacifico, with a master’s degree in economics from the University of Texas at Austin. He previously served as partner in APOYO Consultoría. He is also Director of San Fernando, Interbank, Talma, Montana and other non-profit organizations and institutions.

Marco Antonio Zaldivar
Mr. Zaldivar is President of the Lima Stock Exchange. He is a Certified Public Accountant, graduated from the University of Lima and the General Management Program at PAD, Universidad de Piura. He holds an MBA from the Adolfo Ibañez School of Management (USA). Previously, at Ernst & Young, he was a Partner of Risk Management and Regulatory Matters, Senior Partner of the Firm's Audit and Business Advisory Division. He has also been Vice Dean of the Lima Public Accountants' Association, President of the Board of Directors and Chairman of the Procapitales Corporate Governance Committee. He is currently Independent Director of Banco Santander del Perú, Edpyme Santander Consumo and Unión de Cervecerías Peruanas Backus y Johnston, among other positions, highlighting his extensive experience in corporate governance related issues.